August 3, 2015

Alberto Zapata Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Ladenburg Income Fund, Ladenburg Income & Growth Fund, Ladenburg Growth & Income Fund, Ladenburg Growth Fund and Ladenburg Aggressive Growth Fund

Dear Mr. Zapata:

On May 19, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Ladenburg Income Fund, Ladenburg Income & Growth Fund, Ladenburg Growth & Income Fund, Ladenburg Growth Fund and Ladenburg Aggressive Growth Fund (the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 710 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Alberto Zapata provided the following comments on June 16, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize all missing or bracketed information.

Response. Missing or bracketed information will be provided or finalized.

Comment 2. Please provide the updated fee table for each Fund in correspondence.

Response. Please see the updated fee tables below:

Ladenburg Income Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None

799933.4

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Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 365 days)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1 Fees)	0.25%	1.00%	0.00%
Other Expenses(1)	1.31%	1.31%	1.31%
Acquired Fund Fees and Expenses (1)(2)	0.39%	0.39%	0.39%
Total Annual Fund Operating Expenses	2.45%	3.20%	2.20%
Fee Waiver and/or Reimbursement (3)	0.31%	0.31%	0.31%
Total Annual Fund Operating Expenses After Fee Waiver	2.14%	2.89%	1.89%

(1) Estimated for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, once published, because the financial statements will include only the direct operating expenses incurred by the Fund.

(3) The Fund's adviser has contractually agreed to waive management fees and/or to make payments to limit Fund expenses, at least until October 31, 2016, so that the total annual operating expenses (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); borrowing costs (such as interest and dividend expense on securities sold short); taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) of the Fund do not exceed 1.75%, 2.50% and 1.50% of the Fund’s average daily net assets attributable to the Fund’s Class A, Class C and Class I shares, respectively. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

Ladenburg Income & Growth Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 365 days)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

August 3, 2015 Page 3

Management Fees	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1 Fees)	0.25%	1.00%	0.00%
Other Expenses(1)	1.31%	1.31%	1.31%
Acquired Fund Fees and Expenses (1)(2)	0.38%	0.38%	0.38%
Total Annual Fund Operating Expenses	2.44%	3.19%	2.19%
Fee Waiver and/or Reimbursement (3)	0.31%	0.31%	0.31%
Total Annual Fund Operating Expenses After Fee Waiver	2.13%	3.86%	1.88%

(1) Estimated for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, once published, because the financial statements will include only the direct operating expenses incurred by the Fund.

(3) The Fund's adviser has contractually agreed to waive management fees and/or to make payments to limit Fund expenses, at least until October 31, 2016, so that the total annual operating expenses (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); borrowing costs (such as interest and dividend expense on securities sold short); taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) of the Fund do not exceed 1.75%, 2.50% and 1.50% of the Fund’s average daily net assets attributable to the Fund’s Class A, Class C and Class I shares, respectively. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

Ladenburg Growth & Income Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 365 days)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a

August 3, 2015 Page 4

percentage of the value of your investment)
Management Fees	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1 Fees)	0.25%	1.00%	0.00%
Other Expenses(1)	1.31%	1.31%	1.31%
Acquired Fund Fees and Expenses (1)(2)	0.37%	0.37%	0.37%
Total Annual Fund Operating Expenses	2.43%	3.18%	2.18%
Fee Waiver and/or Reimbursement (3)	0.31%	0.31%	0.31%
Total Annual Fund Operating Expenses After Fee Waiver	2.12%	2.87%	1.87%

(1) Estimated for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, once published, because the financial statements will include only the direct operating expenses incurred by the Fund.

(3) The Fund's adviser has contractually agreed to waive management fees and/or to make payments to limit Fund expenses, at least until October 31, 2016, so that the total annual operating expenses (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); borrowing costs (such as interest and dividend expense on securities sold short); taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) of the Fund do not exceed 1.75%, 2.50% and 1.50% of the Fund’s average daily net assets attributable to the Fund’s Class A, Class C and Class I shares, respectively. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

Ladenburg Growth Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 365 days)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1 Fees)	0.25%	1.00%	0.00%

August 3, 2015 Page 5

Other Expenses(1)	1.31%	1.31%	1.31%
Acquired Fund Fees and Expenses (1)(2)	0.35%	0.35%	0.35%
Total Annual Fund Operating Expenses	2.41%	3.16%	2.16%
Fee Waiver and/or Reimbursement (3)	0.31%	0.31%	0.31%
Total Annual Fund Operating Expenses After Fee Waiver	2.10%	2.85%	1.85%

(1) Estimated for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, once published, because the financial statements will include only the direct operating expenses incurred by the Fund.

(3) The Fund's adviser has contractually agreed to waive management fees and/or to make payments to limit Fund expenses, at least until October 31, 2016, so that the total annual operating expenses (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); borrowing costs (such as interest and dividend expense on securities sold short); taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) of the Fund do not exceed 1.75%, 2.50% and 1.50% of the Fund’s average daily net assets attributable to the Fund’s Class A, Class C and Class I shares, respectively. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

Ladenburg Aggressive Growth Fund:

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.00%	None	None
Maximum Deferred Sales Charge (Load) (as a % of original purchase price)	1.00%	1.00%	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee (as a % of amount redeemed, if sold within 365 days)	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%	0.50%	0.50%
Distribution and/or Service (12b-1 Fees)	0.25%	1.00%	0.00%
Other Expenses(1)	1.31%	1.31%	1.31%
Acquired Fund Fees and Expenses (1)(2)	0.34%	0.34%	0.34%
Total Annual Fund Operating Expenses	2.40%	3.15%	2.20%

August 3, 2015 Page 6

Fee Waiver and/or Reimbursement (3)	0.31%	0.31%	0.31%
Total Annual Fund Operating Expenses After Fee Waiver	2.09%	2.84%	1.84%

(1) Estimated for the current fiscal year.

(2) Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights, once published, because the financial statements will include only the direct operating expenses incurred by the Fund.

(3) The Fund's adviser has contractually agreed to waive management fees and/or to make payments to limit Fund expenses, at least until October 31, 2016, so that the total annual operating expenses (exclusive of any front-end or contingent deferred loads; brokerage fees and commissions, acquired fund fees and expenses; fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example option and swap fees and expenses); borrowing costs (such as interest and dividend expense on securities sold short); taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the adviser)) of the Fund do not exceed 1.75%, 2.50% and 1.50% of the Fund’s average daily net assets attributable to the Fund’s Class A, Class C and Class I shares, respectively. Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the end of the fiscal year during which fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit. This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

Comment 3. Please confirm that the term of any contractual fee waiver for a Fund will be for a least one year in duration from the date of the prospectus’s effectiveness.

Response. The Registrant confirms that the contractual fee waiver is for a least one year from the date of the prospectus’s effectiveness

Comment 4. Please provide disclosure regarding the fees associated with any fund investment in commodity pools in footnote 1 to the fee table.

Response. The Funds do not intend to invest in commodity pools.

Comment 5. Please disclose any limitation on the Funds’ investment in foreign securities. If none, please state that the Funds may invest in foreign securities without limitation.

Response. The following disclosure has been added with respect to each Fund:

Ladenburg Income Fund: The Fund may invest up to 15% of its net assets in Underlying Funds that primarily invest in foreign securities.

Ladenburg Income & Growth Fund: The Fund may invest up to 25% of its net assets in Underlying Funds that primarily invest in foreign securities.

August 3, 2015 Page 7

Ladenburg Growth & Income Fund: The Fund may invest up to 40% of its net assets in Underlying Funds that primarily invest in foreign securities.

Ladenburg Growth Fund: The Fund may invest up to 50% of its net assets in Underlying Funds that primarily invest in foreign securities.

Ladenburg Aggressive Growth Fund: The Fund may invest up to 60% of its net assets in Underlying Funds that primarily invest in foreign securities.

Comment 6. Please revise the second sentence of the last paragraph of the summary principal risk section.

Response. The sentence has been revised as follows:

Such reallocations or rebalances may be within an asset class(e.g. shifting between market capitalizations, geographic regions, credit qualities or durations) or between asset classes (e.g. shifting some of the Fund’s assets allocated to equity into fixed income).

Comment 7. Please confirm that the principal risks for Underlying Funds have been disclosed.

Response. The principal risk section has been revised to provide for the risks associated with Underlying Funds. Please also see response to Comment 8.

Comment 8. Please provide principal risk disclosure for master-limited partnerships (MLPs) and risks associated with managed futures funds.

Response. The disclosure has been revised to add the following:

MLP Risk: Investments in MLPs involve risks different from those of investing in common stock including risks related to limited control and limited rights to vote on matters affecting the MLP, risks related to potential conflicts of interest between an MLP and the MLP’s general partner, cash flow risks, dilution risks and risks related to the general partner’s limited call right. MLPs are generally considered interest-rate sensitive investments. During periods of interest rate volatility, these investments may not provide attractive returns. Depending on the state of interest rates in general, the use of MLPs could enhance or harm the overall performance of the Fund.

Derivatives Risk: The Fund may use derivatives (including options, futures and options on futures) or invest in Underlying Funds that use derivatives to enhance returns or hedge against market declines. The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. These risks could cause the Fund to lose

August 3, 2015 Page 8

more than the principal amount invested. In addition, investments in derivatives may involve leverage, which means a small percentage of assets invested in derivatives can have a disproportionately large impact on the Fund.

Comment 9. Please revise the section regarding the related performance of the adviser to “Related Performance.”

Response. The requested change has been made.

Comment 10. Please revise the first sentence of the related performance section to clarify that the accounts represent certain accounts managed by the adviser, and not a “portion” of such accounts.

Response. The sentence has been as revised as follows:

The Adviser is responsible for managing separate accounts for clients, some of which have been invested using the same strategies as each of the Funds (each a “Composite”, and together the "Composites").

Comment 11. Please clarify that the related performance shown is that of the various composites, and not the performance of any Fund.

Response. The Registrant respectfully declines to make the requested change. The current disclosure provides as follows:

The performance of a Composite does not represent the historical performance of a Fund, and should not be considered indicative of future performance of a Fund.

Comment 12. Please clarify that the NAV for a Fund may be determined prior to 4 p.m. EST on days on which the New York Stock Exchange closes before 4 p.m. EST.

Response. The disclosure has been revised as follows:

The net asset value ("NAV") and offering price (NAV plus any applicable sales charges) of each class of shares is determined as of the close of the New York Stock Exchange (“NYSE”) (normally 4:00 p.m. Eastern Time) on each day the NYSE is open for business.

Comment 13. Because the Funds’ SAI discloses that the Funds may invest in closed-end funds and exchange-traded notes, please provide the appropriate disclosure regarding closed-end funds and exchange-traded notes in the principal investment strategy and principal risks section for each Fund.

Response. The Funds do not consider their potential investment in closed-end funds to be a principal investment strategy. The principal investment strategy sections disclose the intention to invest in

August 3, 2015 Page 9

exchange-traded notes and the risks of investing in exchange-traded notes is disclosed in the principal investment risks section of the prospectus for each Fund.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla